UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting

held on February 26, 2024

DATE, TIME AND PLACE: On February 26, 2024, at 3 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND NOTICE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on (i) the exoneration of Mr. Carlos Aguiar Neto and Mr. Luiz Masagão Ribeiro Filho from the position of members of the Company's Sustainability Committee; and (ii) the confirmation of the composition of the Sustainability Committee.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously APPROVED:

(i) the exoneration of Mr. Carlos Aguiar Neto, Brazilian, married, engineer, holder of the Identity Card RG No. 19129986 SSP/SP, registered with the CPF/MF under No. 153.127.368-80 and Mr. Luiz Masagão Ribeiro Filho, Brazilian, married, business administrator, holder of the Identity Card RG No. 24,105,527-1 SSP/SP, registered with the CPF/MF under No. 214,670,788-75, to the positions held as members the Company's Sustainability Committee;

The directors thanked Messrs. Carlos Aguiar Neto and Luiz Masagão Ribeiro Filho for their valuable contributions to the Company during the period they were part of the Sustainability Committee.

(ii) to confirm the composition of the Company's Sustainability Committee, all for a term of office in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, Ms. Marilia Artimonte Rocca, Brazilian, legally separated, administrator, holder of the identity card RG nº 24.938.902-2 SSP/SP, registered with the CPF/MF under nº 252.935.048-51, as Coordinator; Mr. Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, holder of the RNE identity card No. W401505-E, registered with the CPF/MF under No. 249.630.118-91; Mr. Tasso Rezende de Azevedo, Brazilian, divorced, forestry engineer, holder of Identity Card RG No. 20,217,603-4 SSP/SP, enrolled in the CPF/MF under No. 151,404,518-40; and Ms. Vivianne Naigeborin, Brazilian, married, entrepreneur, holder of Identity Card RG No. 12.885.453-4 SSP/SP, enrolled in the CPF/MF under No. 106.720.678-70; as Members; all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. José Antonio Alvarez Alvarez – Vice President; and Messrs. Angel Santodomingo Martell, Cristiana Almeida Pipponzi, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, José Garcia Cantera, Marília Artimonte Rocca, Mario Roberto Opice Leão and Pedro Augusto de Melo – Directors. São Paulo, February 26, 2024.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 26, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer